VAN CLEAVE DRY GOODS, LLC

Unaudited Financial Statements For The Years Ended December 31, 2017, and 2016

May 31, 2018



Independent Accountant's Review Report

To Management
Van Cleave Dry Goods, LLC
Frisco, TX

We have reviewed the accompanying balance sheet of Van Cleave Dry Goods, LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 31, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VAN CLEAVE DRY GOODS, LLC
BALANCE SHEET
DECEMBER 31, 2017

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	2017	**2016**
ASSETS		
CURRENT ASSETS		
Cash	$ 8,815	$ 15,474
Accounts Receivable	1,865	3,901
Inventory	2,817	1,888
TOTAL CURRENT ASSETS	13,497	21,262
NON-CURRENT ASSETS		
Fixed Assets, Net	8,394	12,701
TOTAL NON-CURRENT ASSETS	8,394	12,701
TOTAL ASSETS	21,891	33,963
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	12,638	5,627
TOTAL CURRENT LIABILITIES	12,638	5,627
NON-CURRENT LIABILITIES		
Notes Payable	26,109	23,753
TOTAL LIABILITIES	38,747	29,380
MEMBERS' EQUITY		
Contributed Capital	125,372	95,372
Owner Withdrawals	(38,407)	(28,960)
Retained Earnings (Deficit)	(103,821)	(61,829)
TOTAL MEMBERS' EQUITY	(16,856)	4,583
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 21,891	$ 33,963

VAN CLEAVE DRY GOODS, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
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	2017	2016
Operating Income		
Sales, Net	$ 109,012	$ 83,905
Cost of Goods Sold	(85,851)	(50,813)
Gross Profit	23,160	33,091
Operating Expense		
General & Administrative	40,021	40,946
Marketing & Selling	16,441	3,820
Depreciation Expense	4,368	6,903
Employee Benefits	2,866	-
Research & Development	491	31
Rent	-	2,040
Professional & Legal Fees	-	123
Payroll	-	1,917
	64,186	55,780
Net Income from Operations	(41,025)	(22,688)
Other Expenses		
Interest Expense	(804)	(915)
Tax Expense	(163)	(290)
	(967)	(1,205)
Net Income	$ (41,993)	$ (23,893)

VAN CLEAVE DRY GOODS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
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	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (41,993)	$ (23,893)
Depreciation	4,368	6,903
Change in Accounts Receivable	2,036	(3,263)
Change in Inventory	(929)	(1,888)
Change in Accounts Payable	(5,627)	(3,495)
Net Cash Flows From Operating Activities	(42,146)	(25,635)
Cash Flows From Investing Activities		
Change in Fixed Assets	(61)	-
Net Cash Flows From Investing Activities	(61)	-
Cash Flows From Financing Activities		
Change in Note Payable	14,994	23,753
Change in Contributed Capital	30,000	34,953
Change in Owner Withdrawals	(9,446)	(20,604)
Net Cash Flows From Investing Activities	35,548	38,101
Cash at Beginning of Period	15,474	3,008
Net Increase (Decrease) In Cash	(6,658)	12,466
Cash at End of Period	$ 8,815	$ 15,474

VAN CLEAVE DRY GOODS, LLC
CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Starting Equity	$ 4,583	$ 14,127
Capital Contributions	30,000	34,953
Owner Withdrawals	(9,446)	(20,604)
Net Income (Loss)	(41,993)	(23,893)
Ending Equity	$ (16,856)	4,583

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Van Cleave Dry Goods, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company sells meat snacks through wholesale and retail channels.

The Company will conduct an equity crowdfund offering during the second quarter of calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory consists of finished products available for sale. These products are valued at the price the Company pays its supplier.

Fixed Assets

The Company capitalizes long-lived assets with an original value of $500 or more. The Company's fixed assets consist of a Jeep Wrangler and equipment used in the production of the Company's products. Depreciation is calculated on a double declining balance basis over management's estimate of each asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue includes income from wholesale and retail sales of its products billed to customers in connection with sales. Revenue is stated net of sales discounts.

_____

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Texas. The Company's tax filings in the State of Texas for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022, respectively

NOTE C- LLC MEMBER LIABILITY

Van Cleave Dry Goods, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE D- DEBT

The Company entered into a loan agreement with Funding Circle on October 3, 2017. The annual interest rate is 12.69% with a term of 60 months. The monthly payments amount to $1,053.14. The future annual payments on the loan are:

2018: $12,637.68
2019: $12,637.68
2020: $12,637.68
2021: $12,637.68
2022: $10,531.40

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 31, 2018, the date that the financial statements were available to be issued.